SEABOARD SURETY COMPANY
Statutory Financial Statements
December 31, 1995 and 1994
The Board of Directors
Seaboard Surety Company:
We have audited the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus of Seaboard Surety Company (a wholly-owned subsidiary of St. Paul Fire and Marine Insurance Company) as of December 31, 1995 and 1994 and the related statutory statements of income, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in note 2, the accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. These practices differ in some respects from generally accepted accounting principles. Accordingly, the financial statements referred to above are not intended to present, and in our opinion do not present fairly, the company's financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.
Also, in our opinion, the aforementioned financial statements present fairly, in all material respects, the admitted assets, liabilities, capital stock and surplus of Seaboard Surety Company at December 31, 1995 and 1994, and its income and its cash flows for the years then ended, on the basis of accounting described in note 2.
May 15, 1996
  Admitted Assets
                                                  1995          1994
Cash and invested assets:
 Bonds                                            $274,862      $237,010
 Affiliated common stock                          10,509        10,229
 Cash                                             1,305         1,412
 Short-term investments                           9,537         11,713
  Total cash and invested assets                  296,213       260,364
Agents' balances and uncollected premiums, net    (1,599)       1,333
Reinsurance recoverable                           (2,386)       1,556
Interest accrued                                  4,506         3,827
Receivable from affiliates                        --            2,106
Other assets                                      1,416         2,965
  Total admitted assets                           $298,150      $272,151
  Liabilities, Capital Stock and Surplus
Liabilities:
 Losses                                           $ 59,805      $ 49,687
 Loss adjustment expenses                         13,472        11,035
 Contingent commissions                           490           1,110
 Other expenses                                   2,116         1,974
 Taxes, licenses and fees                         360           1,080
 Federal and foreign income taxes                 3,082         227
 Unearned premiums                                69,409        66,498
 Policyholder dividends                           2,523         2,260
 Provision for reinsurance                        1,916         4,224
 Excess of statutory reserves over statement
  reserves                                        712           806
 Payable to affiliates                            3,366         --
 Payable for securities                           --            3,811
 Other liabilities                                1,945         2,630

  Total liabilities                               159,196       145,342
Capital stock and surplus:
 Capital stock                                    5,000         5,000
 Paid-in surplus                                  17,484        17,484
 Unassigned surplus                               116,470       104,325
  Total capital stock and surplus                 138,954       126,809

  Total liabilities, capital stock and surplus    $298,150      $272,151

See  notes to statutory financial statements.
                                                  1995           1994
Underwriting gain:
 Premiums earned                                  $61,499        $59,976
 Losses incurred                                  $15,392        $12,334
 Loss adjustment expenses incurred                7,376          9,060
 Underwriting expenses incurred                   36,155         38,225
  Total underwriting deductions                   58,923         59,619
  Net underwriting gain                           2,576          357
Investment income:
 Net investment income earned                     18,886         16,441
 Net realized capital gains (losses)              (10)           113
  Net investment gain                             18,876         16,554
Other expense                                     (75)           (957)
  Net income before dividends to policyholders and
       federal and foreign income taxes           21,377         15,954
Dividends to policyholders                        1,128          775
  Net income before federal and foreign income
  taxes                                           20,249         15,179
Federal and foreign income taxes incurred         4,934          4,588
  Net income                                      $15,315        $10,591
See  notes to statutory financial statements.


                                                  1995           1994
Capital stock and surplus at beginning of year    $126,809       $118,660
Gains (losses) in surplus:
 Net income                                       15,315         10,591
 Net unrealized capital gains (losses)            280            (449)
 Change in non-admitted assets                    (871)          4,016
 Change in provision for reinsurance              2,308         (1,125)
 Change in excess of statutory reserves over
  statement reserves                              94             566
 Dividends to stockholder                         (5,270)        (5,270)
 Other surplus changes                            289            (180)
  Total change in surplus                         12,145         8,149
Capital stock and surplus at end of year          $138,954       $126,809
See  notes to statutory financial statements.
SEABOARD SURETY COMPANY
Statutory Statements of  Cash Flows
Year Ended December 31, 1995 and 1994
(In thousands of dollars)
                                                  1995           1994
Cash provided:
 From operations:
  Premiums collected net of reinsurance           $66,416        $62,062
  Loss and loss adjustment expenses paid          (6,161)        (1,949)
  Underwriting expenses paid                      (37,476)       (36,210)
   Cash from underwriting                         22,779         23,903
  Investment income                               18,294         16,211
  Other expenses, including dividends to
  policyholders                                   (939)          (2,048)
  Income taxes paid                               (196)          (7,043)
   Net cash from operations                       39,938         31,023
 Proceeds from investments sold, matured or repaid:
  Bonds                                           11,150         16,654
  Real estate                                      --            614
  Change in receivable for securities             (82)            --
   Total investment proceeds                      11,068         17,268
 Net transfers from affiliates                    5,471          712
 Other sources                                    902            4,694
   Total cash provided                            57,379         53,697
Cash applied:
 Cost of investments acquired:
  Bonds                                           48,975         40,944
  Change in payable for securities                3,811          (3,811)
   Total investments acquired                     52,786         37,133
 Dividends to stockholder                         5,270          5,270
 Other applications                               1,606          9,187
   Total cash applied                             59,662         51,590
   Net increase (decrease) in cash and
  short-term investments                         (2,283)         2,107
Cash and short-term investments:
 Beginning of year                                13,125         11,018
 End of year                                     $10,842         $13,125

See  notes to statutory financial statements.
(1) Affiliation
 Seaboard Surety Company (the company) is a wholly-owned subsidiary of St. Paul Fire and Marine Insurance Company (Fire and Marine), which is a wholly-owned subsidiary of The St. Paul Companies, Inc. (SPC). Both of these companies provide certain investment, administrative and data processing services to the company. The company provides certain underwriting, reinsurance, claim adjusting and premium collection services to Fire and Marine and two of its affiliated insurers under a management agreement to conduct surety business on their behalf. The cost of providing these services is charged to the respective companies based on usage or estimates of the time spent for the benefit of each company.
(2) Summary of Significant Accounting Policies
 Basis of Financial Statement Presentation
 The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which vary in some respects from generally accepted accounting principles (GAAP). The company has no material permitted statutory accounting practices.
 The more significant differences between statutory accounting practices and GAAP are as follows:
 a) Acquisition costs, such as commissions, premium taxes and other underwriting expenses are expensed when incurred, rather than deferred and amortized to expense evenly over the policy term.
 b) Certain assets are designated as "non-admitted assets" and charged directly to unassigned surplus. The company's non-admitted assets consisted primarily of agents' balances and uncollected premiums over 90 days past due.
 c) Deferred federal income taxes are not provided for the temporary differences related to assets and liabilities that are recognized in different years for tax purposes than for financial reporting purposes.
 d) On certain lines of insurance, statutory loss and loss expense reserves are required in excess of amounts considered adequate by the company and have been provided and charged directly to unassigned surplus.
 e) A provision is made for unearned premiums and losses recoverable in excess of funds held on business reinsured with unauthorized reinsurers and for past due paid loss recoverables from reinsurers. This provision for reinsurance is charged directly to unassigned surplus.
 f) Ceded reinsurance recoverables for unpaid losses, loss adjustment expenses and unearned premiums are netted against the related reserves, rather than recorded as assets.
 g) Bonds are carried primarily at amortized cost, where for GAAP, bonds classified as "available-for-sale" are carried at estimated market value with unrealized gains and losses recorded in unassigned surplus.
 h) The equity in the earnings or losses of unconsolidated affiliates valued using the equity method is recorded as net unrealized capital gains or losses in unassigned surplus, rather than in net income.
 i) The translation adjustment for assets and liabilities denominated in a foreign currency is recorded as a liability, rather than as an adjustment to the respective assets and liabilities.

(2) Summary of Significant Accounting Policies  (Continued)
 Basis of Financial Statement Presentation  (Continued)
 j) The transition obligation for postretirement benefits other than pension that relates to services rendered prior to January 1, 1992 is amortized over 20 years. For GAAP, the company fully recognized the transition obligation in 1992.
 Reclassifications
 Some figures were reclassified in the 1994 financial statements to conform with the 1995 presentation. This had no effect on net income or capital stock and surplus as previously reported for 1994.
 Investments in Companies Not Consolidated
 The company's common stock investment in Seaboard Surety Company of Canada is carried on the equity method at its underlying net asset value.
 Description of Business
 The company writes contract surety, miscellaneous surety and various specialty casualty lines of business throughout the United States. A substantial portion of the premium volume is dependent upon the activity in the construction industry. Coverage is provided through brokers and independent agents. During 1995, there was one producer group that accounted for a substantial amount (approximately 16%) of the company's direct premiums written.
 Unlike insurance policies, surety bonds are three party contracts that require the company to provide coverage once a bond is issued, regardless of whether the premium is paid and the company may not reduce claim payments by the amount of premium due. The company's exposure to credit risk in this area is mitigated by its underwriting expertise which, in part, consists of credit risk assessment.
 Use of Estimates
 In preparing the statutory financial statements, management is required to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimate reflected in the accompanying statutory financial statements is the estimate of loss and loss adjustment expense reserves.
 Investments
 Bonds are carried at the values specified by the National Association of Insurance Commissioners (NAIC), which primarily reflect amortized cost. If the NAIC specifies a value lower than amortized cost, the difference between this value and amortized cost is recorded directly to unassigned surplus as an unrealized capital loss. The amortization of premiums or discounts is recorded in investment income.
 Net realized capital gains or losses from the sales of bonds are determined on a specific identification basis.
 Short-term investments are carried at amortized cost, which approximates market.

(2) Summary of Significant Accounting Policies  (Continued)
 Premiums Earned
 Insurance premiums are earned evenly over the policy terms. The premiums not yet recognized as revenues are recorded as unearned premiums.
 Loss and Loss Adjustment Expense Reserves
 Loss and loss adjustment expense (LAE) reserves reflect estimates of the total losses and loss adjustment expenses that will ultimately have to be paid under insurance and reinsurance policies. These losses include claims that have been reported but not settled and losses that have been incurred but not yet reported (IBNR). Loss reserves are established on an undiscounted basis after reductions for reinsurance recoverable and estimates of salvage and subrogation. The company's estimated salvage and subrogation recoverable was $18.9 million and $16.2 million at December 31, 1995 and 1994, respectively.
 For reported losses, reserves are established on a "case" basis within the parameters of coverage provided in the related policy. For IBNR losses, reserves are estimated using established actuarial methods. Case and IBNR loss reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages, and inflation. The company takes into account not only monetary increases in the cost of what is insured, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.
 Some of the coverages offered involve claims that may not ultimately be settled for many years after they are incurred, so subjective judgments as to the ultimate exposure to losses are an integral and necessary component of the loss reserving process. Reserves are continually reviewed using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in the periods in which they are made. The company believes that the reserves established for losses and loss adjustment expenses are adequate to cover their eventual costs.
 Foreign Currency Translation
 Assets, liabilities, revenues and expenses denominated in foreign currency are included in the accompanying financial statements at the foreign currency amounts. The net assets denominated in foreign currency are translated at year-end exchange rates and the adjustment into U.S. dollars is reflected as a liability in the accompanying financial statements. The change in the liability is charged or credited directly to unassigned surplus. Foreign exchange gains and losses resulting from foreign currency transactions are recorded in other expense in the statement of income.

(3) Bonds
 The following presents the admitted asset value, gross unrealized appreciation and depreciation and estimated market value of investments in bonds:

                                                      December 31, 1995
                                                       (In thousands)
                                                Gross         Gross
                                   Admitted     Unrealized    Unrealized    Estimated
                                   Asset Value  Appreciation  Depreciation  Market Value
 U.S. government                   $  53,718    $  3,450      $  (37)       $  57,131
 States and political subdivisions 121,279      10,233        --            131,512
 Foreign governments               3,669        229           --            3,898
 Corporate securities              41,893       2,280         (40)          44,133
 Mortgage-backed securities        54,303       2,804         (105)         57,002

  Total bonds                      $274,862     $18,996       $(182)        $293,676

                                                          December 31, 1994
                                                          (In thousands)
                                                Gross         Gross
                                   Admitted     Unrealized    Unrealized    Estimated
                                   Asset Value  Appreciation  Depreciation  Market Value
 U.S. government                   $  55,186    $  --         $  (4,395)    $  50,791
 States and political subdivisions 96,598       4,837         (193)         101,242
 Foreign governments               3,023        98            (3)           3,118
 Corporate securities              42,217       46            (3,942)       38,321
 Mortgage-backed securities        39,986       863           (1,733)       39,116
  Total bonds                      $237,010     $5,844        $(10,266)     $232,588

 The company's gross realized capital gains on sales and redemptions of bonds were $4,641 and $112,692 in 1995 and 1994, respectively. The company had $14,428 gross realized capital losses in 1995 and had no gross realized capital losses in 1994.
 The following presents a summary of proceeds from the sales and maturities of bonds:
                              Year Ended December 31,
                               1995          1994
                                  (In thousands)
 Sales                         $  1,080      $  3,160
 Maturities and redemptions    10,070        13,494
  Total sales and maturities   $11,150       $16,654
(3) Bonds  (Continued)
 Presented below is a breakdown of the bond portfolio by years to maturity. For certain bonds, the period of time until maturity may differ from that shown below as a result of calls and prepayments.
                                       December 31, 1995
                                         (In thousands)
                                     Admitted      Estimated
                                     Asset Value   Market Value

 One year or less                    $   --        $    --
 Over one year through five years    8,371         8,896
 Over five years through ten years   85,594        92,098
 Over ten years                      126,594       135,680
 Mortgage-backed securities with
  various maturities                 54,303        57,002
  Total bonds                        $274,862      $293,676
 Bonds carried at $9,453,719 were on deposit at December 31, 1995 for regulatory authorities as required by law.
(4) Agents' Balances and Uncollected Premiums, Net
 Agents' balances and uncollected premiums, net consist of the following:
                                        December 31,
                                     1995          1994
                                       (In thousands)
 Agents' balances and uncollected
 premiums before reinsurance         $ 4,726       $10,399
 Ceded reinsurance balances payable:
  Affiliated                         (1,282)       (1,768)
  Unaffiliated                       (5,043)       (7,298)
  Agents' balances and uncollected
  premiums, net                      $(1,599)       $  1,333

(5) Loss and Loss Adjustment Expense Reserves
 The accompanying table presents a reconciliation of beginning and ending loss and LAE reserves for the last two years.
                                      Year Ended December 31,
                                     1995          1994
                                         (In thousands)
 Loss and LAE reserves at beginning
 of year                             $60,722       $52,246
 Provision for losses and LAE  for
 claims incurred:
  Current year                       24,605        22,558
  Prior years                       (1,837)        (1,164)
   Total incurred                    22,768        21,394
 Loss and LAE payments for claims
  incurred:
  Current year                      (1,450)       (1,915)
  Prior years                       (8,763)       (11,003)
   Total paid                       (10,213)      (12,918)
   Loss and LAE reserves at end of
   year                             $73,277       $60,722
 In 1995, the current year loss and loss adjustment expenses incurred were $24.6 million, an increase of $2.0 million over 1994. This increase was primarily related to the specialty liability lines of business.
 The reconciliation also shows a $2.2 million reduction in 1995 for losses paid for claims incurred in prior years compared with 1994. The majority of the 1995 decrease was related to salvage and subrogation recoveries that exceeded 1994 levels. In 1995 and 1994, the majority of paid losses and loss adjustment expenses were related to claims in prior years, which is typical for the company's lines of business.

(6) Environmental and Asbestos Claims
 The company has minimal potential exposure to environmental and asbestos claims through its discontinued participation in assumed reinsurance pools. Primarily all of the identified exposures are for environmental claims. Since the company has no exposure on a direct basis, its gross and net losses are the same. The company's environmental and asbestos related losses associated with its pool participation for the two most recent calendar years were as follows:
                                  Year Ended December 31,
                                  1995             1994
                                      (In thousands)
  Losses and Loss Adjustment
  Expenses (LAE):
   Loss and LAE reserves at
   beginning of year              $2,941            $2,891
   Incurred losses and LAE        1,149             538
   Calendar year payments for
   losses and LAE                 (1,115)           (488)
    Loss and LAE reserves at end
    of year                       $2,975            $2,941
 These amounts include incurred but not reported loss and loss adjustment expense reserves in the amount of $1.7 million on a gross and net basis at December 31, 1995.
 Total environmental and asbestos loss and loss expense reserves of $3.0 million at December 31, 1995, represented approximately 4% of total loss and loss expense reserves of $73.3 million.
 (7) Reinsurance
 The company enters into both assumed and ceded reinsurance transactions and has various ceded reinsurance agreements in force on all lines of business to protect itself from potential losses in excess of what management feels are reasonable retentions of risk. Reinsurance may be placed or accepted on an individual policy basis or on an entire line of business.
 Reinsurance amounts included in the company's financial statements are shown in the following table:
                                  Year Ended December 31,
                                 1995              1994
                                     (In thousands)
 Assumed reinsurance:
  Written premiums               $     442         $     100
  Earned premiums                $     233         $     193
 Ceded reinsurance:
  Written premiums               $36,256           $42,545
  Earned premiums                $42,195           $46,441
  Losses and loss adjustment
  expenses incurred              $ (1,784)         $10,082
  Recoverables at year-end:
   Loss and loss adjustment
   expense reserves              $59,771           $54,307
   Unearned premiums             $25,639           $31,578

(7) Reinsurance  (Continued)
 The largest unaffiliated portion (approximately 15%) of the company's total reinsurance recoverables and ceded unearned premiums was with General Reinsurance Corporation at December 31, 1995. This company is rated "A++" by A.M. Best Company, "Aaa" by Moody's Investors Service and "AAA" by Standard & Poor's for its property-liability insurance claims-paying ability.
 The company expects the companies to whom it has ceded reinsurance to honor their obligations; accordingly, reserves for losses and loss adjustment expenses and unearned premiums have been reduced by the amounts shown in the preceding table. In the event these companies are unable to honor their obligations, the company would be liable for these amounts.
 Intercompany Reinsurance
 The company ceded approximately 9% of its direct premiums written in 1995 and 8% in 1994 to Fire and Marine under various intercompany reinsurance agreements. The underwriting results related to these agreements are as follows:
                                  Year Ended December 31,
                               1995                    1994
                                      (In thousands)
 Ceded underwriting results:
  Premiums written             $  8,808                $  8,920
  Premiums earned              9,604                   $10,048
  Losses and loss adjustment
  expenses                     (1,607)                 2,356
  Underwriting expenses        3,373                   3,393
   Underwriting gain ceded to
   Fire and Marine             $  7,838                $  4,299
 Cancellation of Reinsurance Agreements
 Return commissions would be due from (to) reinsurers if the company or the reinsurers canceled all of the company's assumed or ceded reinsurance. The maximum potential benefit to (reduction in) the company's capital stock and surplus, on a pretax basis, if all reinsurance agreements had been canceled as of December 31, 1995, is as follows (in thousands):
                                           Return
                                        Commissions
  Assumed reinsurance                    $      16
  Ceded reinsurance                      $(9,443)

 (8) Federal and Foreign Income Taxes
 Income Taxes Incurred
 Fire and Marine, the company and other affiliated companies are included in the consolidated federal income tax return filed by SPC. Under the intercompany tax allocation policy, the company computes its current federal income taxes as if the company were filing a separate federal tax return and settles such amounts with SPC.
                                   Year Ended December 31,
                                1995                     1994
                                       (In thousands)
 Federal income taxes           $4,740                   $2,895
 Foreign income taxes           194                      1,693
  Total income taxes incurred   $4,934                   $4,588
 Effective Federal Tax Rate
 The total federal income taxes incurred differed from the statutory tax rate of 35% applied to net income before federal and foreign income taxes for the following reasons:
                                   Year Ended December 31,
                                1995                     1994
                                       (In thousands)
 Federal income tax expense
 at statutory rate              $7,087                   $5,313
 Increase (decrease)
 attributable to:
  Non-taxable investment income (1,985)                  (1,987)
  Unearned premiums             204                      397
  Foreign tax credit            (296)                    (373)
  Other, net                    (270)                    (455)
   Federal income taxes
   incurred                     $4,740                   $2,895
 IRS Examinations
 The Internal Revenue Service has examined SPC's consolidated returns through 1992 and is currently examining the years 1993 and 1994. The company believes that any additional taxes assessed as a result of these examinations would not materially affect its net income, liquidity or surplus.
(9) Retirement Plans
 Pension Plan
 SPC maintains a non-contributory, funded defined benefit pension plan (SPC
Plan) that provides pension benefits to substantially all company employees. Pension benefits vest after five years of service and are based on years of service and the highest average monthly salary during five consecutive years of the employee's last ten years of employment.
(9) Retirement Plans  (Continued)
 Pension Plan  (Continued)
 Contributions to the plan are to provide for current service cost and any unfunded projected benefits obligation over a specified period of time. It is the funding policy of SPC to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act, and any additional amounts which may be necessary. This may result in no contribution being made in a particular year. SPC charges each participating subsidiary for its allocable share of such contributions based on a percentage of payroll adjusted by its estimated funding status. SPC pension cost and the accrued pension liability is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions".
 The following table details the components of the SPC Plan net pension cost allocated to the company in 1995 and 1994:
                                        Year Ended December 31,
                                     1995                    1994

                                            (In thousands)
  Service cost - benefits earned
during the year                      $   769                 $   945
  Interest cost on projected benefits
  obligation                         1,090                   966
  Actual return on plan assets       (4,108)                (159)
  Net amortization and deferral       2,444                 (1,362)
   Net periodic pension cost          $   195               $   390
 The following table summarizes the funded status of the SPC Plan for 1995 and 1994:
                                              December 31,
                                         1995               1994
                                             (In thousands)
 Accumulated benefits obligation:
  Vested                                 $243,474           $171,351
  Nonvested                              33,398             22,389

   Subtotal                              276,872            193,740
 Effect of projected salary increases    81,977             83,062
   Projected benefits obligation         358,849            276,802
 Plan assets at fair value               329,007            227,970
   Assets less than projected benefits
   obligation                            29,842             48,832
 Unrecognized net gain (loss)            (2,876)            8,053
 Unrecognized net asset at transition    7,844              9,253
 Unrecognized prior service cost         261                228
   Accrued pension liability for the
   SPC Plan                              $  35,071          $  66,366
(9) Retirement Plans  (Continued)
 Pension Plan  (Continued)
 The portion of the SPC Plan accrued pension liability in the preceding table that is recorded as a liability of the company was $1,879,390 and $1,433,921 as of December 31, 1995 and 1994, respectively.
 This plan uses the services of an independent actuary to assist in the determination of pension cost and obligation. Pension cost is determined using assumptions at the beginning of the year. The funded status is determined using the assumptions at the end of the year. Assumptions as of December 31 used to determine pension cost and projected benefits obligation are as follows:
                                       1995        1994         1993
  Discount rate                        6.75%       8.00%        6.25%
  Rate of increase in compensation     3.75%       5.00%        4.25%
  Expected rate of return on plan
  assets                               9.00%       9.00%        9.00%
 The SPC Plan assets are invested primarily in equities and fixed maturities, and included 380,172 shares of SPC common stock with a market value of $21.1 million and $17.0 million at December 31, 1995 and 1994, respectively.
 SPC maintains a non-contributory, unfunded pension plan to provide certain company employees with pension benefits in excess of limits imposed by federal tax law. The company recorded a liability of $668,804 and $522,050 related to this plan at December 31, 1995 and 1994, respectively.
 Employee Stock Ownership Plan
 The company participates in an Employee Stock Ownership Plan (ESOP) maintained by SPC. The plan was established to purchase shares of SPC stock on the open market for allocation to qualified U.S.-based employees. In 1995 and 1994, the company recorded expense related to this plan of $448,740 and $480,788, respectively.
 Preferred Stock Ownership Plan
 The company participates in a Savings Plus Preferred Stock Ownership Plan
(PSOP) maintained by SPC. The PSOP allocates preferred shares semi-annually to those employees participating in the SPC Savings Plus Plan. The allocation is equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares. Each share is currently convertible into four shares of SPC common stock. In 1995 and 1994, the company recorded expense related to this plan of $438,172 and $551,830, respectively.
 Postretirement Benefits Other Than Pension
 In addition to providing pension benefits, SPC provides certain health care and life insurance benefits for retired employees and their eligible dependents. Most employees will become eligible for these benefits if they retire while working for the company. The cost of these benefits is shared with the retiree. The benefits are generally provided through the SPC Employee Benefits Trust, to which periodic contributions are made to cover benefits paid during the year.

(9) Retirement Plans  (Continued)
 Postretirement Benefits Other Than Pension  (Continued)
 The company's postretirement benefits cost and the accrued postretirement benefits liability is determined in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than
Pensions".   The company accrues postretirement benefits expense during the period of the employee's service. The company accrues postretirement benefits expense and the related postretirement benefits liability as if the company had sponsored its own freestanding plan. The transition obligation for benefits relating to services rendered prior to the 1992 implementation date is being amortized over 20 years.
 The following table details the components of the company's net periodic postretirement benefits cost for 1995 and 1994:
                                               Year Ended December 31,
                                               1995             1994
                                                   (In thousands)
  Service cost - benefits attributed to
service during the year                        $126             $187
  Interest cost on accumulated postretirement
benefits obligation                            276              271
  Actual return on plan assets                 --               --
  Net amortization and deferral               104               115
   Net periodic postretirement benefits cost  $506              $573
 The following table summarizes the company's portion of the funded status of the SPC Plan.
                                                 December 31,
                                              1995              1994
                                                 (In thousands)
 Accumulated postretirement benefits obligation:
  Retirees                                    $1,941            $1,723
  Fully eligible active plan participants     544               258
  Other active plan participants              1,485             1,008
   Subtotal                                   3,970             2,989
 Plan assets at fair value                    --                --
   Assets less than accumulated postretirement
    benefits obligation                       3,970             2,989
 Unrecognized transition obligation           (1,896)           (2,014)
 Unrecognized net gain (loss)                 (443)             284
 Unrecognized prior service cost              221               235
   Accrued postretirement benefits liability  $1,852            $1,494

(9) Retirement Plans  (Continued)
 Postretirement Benefits Other Than Pension  (Continued)
 This plan uses the services of an independent actuary to assist in the determination of benefits cost and obligation. Postretirement benefits cost is determined using assumptions at the beginning of the year. The funded status is determined using the assumptions at the end of the year. Assumptions as of December 31 used to determine the postretirement benefits cost and accumulated postretirement benefits obligation are as follows:
                                          1995         1994           1993
  Discount rate                           7.00%        8.50%          7.00%
  Rate of increase in compensation        3.75%        5.00%          4.25%
  Expected rate of return on plan assets  8.00%        8.00%          7.50%
 A health care inflation rate of 8% was assumed to change to 7.5% in 1996, decrease annually to 5% in 2002 and then remain at that level. This inflation rate assumption has a significant impact on the health care portion of the postretirement benefits. For example, a 1% increase in this rate would have increased the accumulated postretirement benefits obligation at December 31, 1995 by $512,659 and the 1995 periodic benefits cost by $77,087.
(10) Capital Stock and Surplus
 The number of authorized, issued and outstanding shares of common stock is 500,000. All authorized shares have a par value of $10.
 The maximum amount of dividends that can be paid by New York insurance companies to stockholders during a twelve month period without prior approval of the New York Superintendent of Insurance is restricted to the lesser of 10% of capital stock and surplus or net investment income, adjusted to include carry forward of available net investment income from the two preceding years. Capital stock and surplus for Seaboard Surety Company at December 31, 1995 was $138,953,954 and adjusted net investment income was $39,751,693. The maximum dividend payment which may be made in 1996 without prior approval is $13,895,395. Dividends are paid as determined by the board of directors. Dividends on common stock amounted to $5,270,000 in both 1995 and 1994.
(11) Commitments and Contingencies
 Lease Commitments
 The company carries on portions of its business activities in rented premises. It also enters into leases for equipment, such as office machines and computers. The total rent expense was $4,178,908 in 1995 and $4,865,000 in 1994.
 Certain leases for rented premises and equipment are noncancelable and the company would remain responsible for payment even if it stopped using the space or equipment. On December 31, 1995, the minimum annual rents for which the company would be liable under these types of leases are as follows: $3,865,000 in 1996; $3,281,000 in 1997; $2,780,000 in 1998;
$2,891,000 in 1999; $2,200,000 in 2000; and $7,397,000 in later years.

(11) Commitments and Contingencies  (Continued)
 Legal Matters

 In the ordinary course of conducting business, the company has been named as a defendant in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by the company. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of the company in certain ways. The company believes that the total amounts that it will ultimately have to pay in all of these lawsuits will have no material effect on its surplus.
(12) Transactions with Affiliates
 During 1994, the company sold its investment real estate, computer equipment and furniture and fixtures to Fire and Marine at their aggregate book value of $5.1 million. The sale of the company's furniture and fixtures resulted in a $3.4 million increase in capital stock and surplus, resulting from the reduction in non-admitted assets.
(13) Collateral Held
 During the normal course of business, the company receives collateral from principals for certain surety bonds issued. The collateral is held until the company has been discharged from all liability under these surety bonds and has received payment for all amounts due. As of December 31, 1995 the collateral held for surety bonds which is not reflected on the accompanying financial statements amounted to $92.9 million.
May 15, 1996
KPMG Peat Marwick LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402-3900
Ladies and Gentlemen:
We are writing at your request to confirm our understanding that your audits of the statutory statements of admitted assets, liabilities, and surplus of Seaboard Surety Company as of December 31, 1995 and 1994, and the related statutory statements of income, capital and surplus, and cash flows for the years then ended, were made for the purpose of expressing an opinion as to whether the statutory financial statements present fairly, in all material respects, the financial position of Seaboard Surety Company, and the results of its operations, and its cash flows in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. In connection with your audits we confirm, to the best of our knowledge and belief, the following representations made to you during your audits:
1. We have made available to you:
a. All financial records and related data.
b. All minutes of the meetings of stockholders, directors, and committees of directors, as described in our Certificates re Minutes Book dated May 15, 1996.
2. There have been no:
a. Irregularities involving any member of management or employees who have significant roles in the internal control structure.
b. Irregularities involving other employees that could have a material effect on the financial statements.
c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.
d. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
KPMG Peat Marwick LLP
May 15, 1996
Page 2
3. There are no:
a. Unasserted claims or assessments that our lawyers have advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5 (SFAS No. 5).
b. Material liabilities or gain or loss contingencies (including oral and written guarantees) that are required to be accrued or disclosed by SFAS No. 5.
c. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.
d. Events that have occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.
4. Provision, when material, has been made for:
a. Loss to be sustained in the fulfillment of, or from inability to fulfill, any sales commitments, including securities, other assets or specific blocks of business.
b. Loss to be sustained as a result of purchase commitments for securities or other assets at prices in excess of the prevailing market prices.
c. Loss to be sustained on securities or other assets whose value has been impaired on an other-than-temporary basis.
5. The Company has no plans or intentions that may materially affect the carrying value or classification of admitted assets and liabilities.
6. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as disclosed in the financial statements.
7. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
8. All reinsurance transactions entered into by the Company are final and there are no side agreements with reinsurers, or other terms in effect, which allow for the modification of terms under existing reinsurance arrangements. Furthermore, the Company's reinsurance arrangements meet the risk transfer provisions of Chapter 22 of the NAIC's Accounting Practices and Procedures Manual--Property and Liability Companies or are accounted for as deposits.
9. The following have been properly recorded or disclosed in the financial statements:
a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
KPMG Peat Marwick LLP
May 15, 1996
Page 3
b. Significant common ownership or management control relationships requiring disclosure.
c. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.
d. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.
e. Agreements to repurchase assets previously sold.
 f. Material changes in accounting principles affecting consistency.
10. The company has both the ability and the intent to retain during the next fiscal year or until cost is recoverable, its marketable securities, whose cost presently exceeds current market values, as it will not have to dispose of them to meet operating requirements or other commitments.
11. The Company has provided for expected losses in excess of the unearned premiums on insurance policies currently inforce, where necessary.
12. The liability for unpaid claims and claim adjustment expenses, including amounts for incurred but not reported claims and estimated recoveries for salvage and subrogation, has been determined using appropriate estimated ultimate costs of settling the claims (including the effects of inflation and other societal and economic factors), considering past experience adjusted for current trends and any other factors that would modify past experience.
13. The Company has no accounting practices which would be deemed to be "permitted accounting practices" by the Insurance Department of the State of New York and which are material to the Company's financial statements or statutory surplus position.
14. All regulatory examinations reports, correspondence, and similar materials from applicable regulatory agencies, including all states in which the Company does business, have been provided to you.
15. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk have been properly disclosed in the financial statements:
 a. Extent, nature, and terms of financial instruments with off-balance-sheet risk;
 b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments; and
 c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.
KPMG Peat Marwick LLP
May 15, 1996
Page 4
16. The Company is responsible for determining the fair value of financial instruments as required by Statement of Financial Accounting Standards No.
107. The amounts disclosed represent the Company's best estimate of fair value of financial instruments required to be disclosed under the Statement (and other assets or liabilities, if separately disclosed).
Further, we acknowledge that we are responsible for the fair presentation in the statutory financial statements of financial position, results of operations, and cash flows in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York.
Very truly yours,
SEABOARD SURETY COMPANY

George F. Thompson, President

Howard E. Dalton, Vice President and
Chief Accounting Officer
The Board of Directors
Seaboard Surety Company:
We have audited the statutory financial statements of Seaboard Surety Company (a wholly-owned subsidiary of St. Paul Fire and Marine Insurance Company) for the year ended December 31, 1995 and have issued our report thereon dated March 31, 1996. In planning and performing our audit of the statutory financial statements of Seaboard Surety Company, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the statutory financial statements and not to provide assurance on the internal control structure. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.
This report is intended solely for the information and use of the board of directors, management and others within the organization and for filing with regulatory authorities.
March 31, 1996